

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2020

Ming Zhang
Chief Executive Officer
Greencity Acquisition Corporation
100 Park Avenue
16th Floor
New York, NY 10017

> **Re: Greencity Acquisition Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 3, 2020**
> **CIK No. 0001768910**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No 5. to Draft Registration Statement on Form S-1

Signatures, page II-4

1. Please ensure that your registration statement is signed by at least a majority of the board of directors. If Ming Zhang is a director, as indicated on the signature page, please revise the disclosure in your prospectus as appropriate.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ari Edelman, Esq.